

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2015

Ashish Agrawal
Vice President and Chief Financial Officer
CTS Corporation
1142 West Beardsley Avenue
Elkhart, IN 46514

  Re: CTS Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed February 24, 2015
     Form 10-Q for the Quarterly Period Ended September 27, 2015
     Filed October 27, 2015
     File No. 001-04639

Dear Mr. Agrawal:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Major Customers, page 4

1. Please name the significant customer that accounted for more than 10% of your total net sales for fiscal years 2014 and 2012 and describe the material terms of your relationship with this customer, or tell us how you concluded you are not required to do so. Refer to Item 101(c)(1)(vii) of Regulation S-K. We note in this regard your risk factor disclosure on page 8 discussing your dependence on your largest customers.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>(Incorporated by reference from Exhibit 13)</u>

<u>Overview, page 1</u>

2.   Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. We note, for example, your discussion on the February 6, 2015 earnings call that simplification will continue to be an ongoing initiative and that you will focus your future identity around sensing, connecting and motion. We also refer to your discussion on the October 27, 2015 earnings call that you plan to launch a refreshed identity in the fourth quarter of 2015. Consider including a more detailed discussion of these plans and any challenges in implementing these plans in your overview section in future filings. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

<u>Liquidity and Capital Resources, page 6</u>

3.   As you agreed to in response to comment 2 in your letter dated September 5, 2013, tell us what consideration you gave to disclosing the amount of cash and cash equivalents held by foreign subsidiaries and the sufficiency of domestic cash to fund U.S. operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

4.   Please clarify your statement here and within Critical Accounting Policies and Estimates that your intent is to permanently reinvest funds outside the U.S. In this regard, we note your disclosure in the penultimate paragraph on page 42 that you have provided U.S. tax expense relating to certain earnings outside of the U.S. that are not deemed to be permanently reinvested.

<u>Critical Accounting Policies and Estimates</u>

<u>Retirement Plans, page 8</u>

5.   Tell us what consideration you gave to disclosing the methodology and assumptions related to the amortization of retirement benefit plan adjustments. Your disclosure should include the basis for the period used to amortize the variance between the expected rate of return on plan assets and actual results for your retirement plans, as you agreed to provide in response to comment 7 in your letter dated July 13, 2010. In your response, please explain to us your methodology for amortizing the gains and losses resulting from the change in your projected benefit obligation and your plan assets. Tell us how you considered the guidance in ASC 715-30-35-24 through 35-26.

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 9, 2015)

Further Information Concerning the Board of Directors

Director Independence, page 12

6. Please confirm that during fiscal year 2014, the company did not engage in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K. Also, as your response to comment 1 in your letter dated September 5, 2013 indicated you would do in future filings, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 27, 2015

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 9 – Contingencies, page 13

7. In regard to your environmental remediation obligations, you disclose that you cannot provide assurance that the ultimate environmental investigation and cleanup costs and liabilities will not exceed the amount of your current reserve. We also note your disclosure that the ultimate anticipated costs of contingencies will not materially affect your consolidated financial position, results of operations, or cash flows. Please tell us whether it is reasonably possible that a loss exceeding amounts recognized may have been incurred. If so, you should either disclose the estimated additional loss, or state that such an estimate cannot be made. Tell us how your disclosures comply with ASC 450-20-50-3 through 50-5. Also refer to ASC 410-30-50-14.

Note 15 — Income Taxes, page 22

8. Further explain the facts and circumstances leading to the increase in your uncertain tax benefits and the amendment to your tax returns for 2006 to 2013. Tell us what consideration you gave to providing a more comprehensive explanation for these significant variances in the customary relationship between income tax expense and earnings before income taxes. Refer to ASC 740-270-50-1. In addition, in your MD&A discussion, tell us what consideration you gave to explaining and quantifying any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations, including your expectations of the impact on your annual effective tax rate. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services